NEWS RELEASE

FOR IMMEDIATE RELEASE

August 29, 2005

Shares Issued and Outstanding: 41,600,937

TSX-V: AZS

ARIZONA STAR RESOURCE CORP.
RELEASES FINANCIAL RESULTS
FOR THE YEAR ENDED APRIL 30, 2005

TORONTO (Ontario), August 29, 2005 – Arizona Star Resource Corp. (TSX-V: AZS) announced today that its Consolidated Financial Statements and Management Discussion and Analysis for the year ended April 30, 2005 are available on SEDAR.

The complete Consolidated Financial Statements and Management Discussion and Analysis can also be seen on Arizona Star’s website at http://www.arizonastar.com.

Arizona Star Resource Corp. holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome Inc. holds a 51% interest in the project and is the operator. Bema Gold Corporation holds the remaining 24% interest in the project.

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For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO Tel: (416) 369-9333

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.